Exhibit 99.1

New Gold Reports Second Quarter Financial Results

Repositioned with Restructured Balance Sheet

Provides Updated 2020 Annual Operational Outlook

July 30, 2020 – New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American: NGD) reports second quarter results for the Company as of June 30, 2020 as well as its updated operational outlook for 2020.

During the quarter, the Company has been able to execute on numerous key strategic opportunities, including the closing of the $300 million partnership with Ontario Teachers' Pension Plan, the divestment of the Blackwater Project for C$190 million cash and an 8% gold stream and the restructuring of our balance sheet through the $400 million bond offering due 2027 that funded the redemption of the senior notes due 2022.

An earnings conference call and webcast will begin at 8:30 am Eastern Time today to discuss the second quarter financial results. (Details provided at the end of this news release).

(For detailed information, please refer to the Company’s Second Quarter Management’s Discussion and Analysis (MD&A) and Financial Statements that are available on the Company’s website at www.newgold.com and on SEDAR at www.sedar.com. The Company uses certain non-GAAP financial performance measures throughout this press release. Please refer to the “Non-GAAP Financial Performance Measures” section of this press release and the MD&A. All amounts are in U.S. dollars unless otherwise indicated).

Second Quarter and Six-Month Highlights

•
The Company is providing its updated operational outlook for 2020 that incorporates the impact of COVID-19. Annual guidance was withdrawn on April 15, 2020 while the Company evaluated the impact on operations over the balance of the year.

•
Total production for the second quarter was 98,079 gold equivalent (gold eq.) ounces (64,294 ounces of gold, 134,282 ounces of silver and 16.9 million pounds of copper).   For the six-month period, production was 201,514 gold eq. ounces (131,084 ounces of gold, 265,699 ounces of silver and 35.4 million pounds of copper).

•	Revenues for the quarter were $129 million and $271 million for the six-month period.
•	Operating expense for the quarter was $726 per gold eq. ounce and $799 per gold eq. ounce for the six-month period.
•	Total cash costs[1,2] for the quarter were $773 per gold eq. ounce and $849 per gold eq. ounce for the six-month period.
•	All-in sustaining costs (AISC)[1,2] for the quarter were $1,283 per gold eq. ounce and $1,370 per gold eq. ounce for the six-month period.
•	Net loss from operations for the quarter was $46 million ($0.07 per share) and $74 million ($0.11 per share) for the six-month period.
•	Adjusted net loss[2] for the quarter was $3.3 million ($nil per share) and $21.1 million ($0.03 per share) for the six-month period.
•
Cash generated from operations for the quarter was $53 million ($0.08 per share) and $104 million ($0.15 per share) for the six-month period. Operating cash flow generated from operations for the quarter, before non-cash changes in working capital[2], was $52 million ($0.08 per share) and was $99 million ($0.15  per share) for the six-month period.

•
During the quarter, the Company announced that it entered into a definitive agreement with Artemis Gold Inc. to divest its Blackwater Project for C$190 million in cash, an 8% gold stream and a C$20 million equity stake in Artemis (refer to the Company's June 9, 2020 news release for further information).

•
During the quarter, the Company completed a $400 million senior notes offering yielding 7.50% due in 2027 that was used, along with cash on hand, to fund the full redemption of its outstanding 6.25% senior notes due in 2022 completed on July 10, 2020 (refer to the Company's June 24, 2020 and July 10, 2020 news releases for further information).

•	The Company's 2019 Sustainability Report, including the updated Tailings Fact Sheet is now available and can be accessed via the following link: www.2019sustainabilityreport.newgold.com.

"We are very pleased with our overall performance in this unprecedented quarter, a quarter that included enormous challenges presented by COVID-19. While we prioritized the safety of our employees and our key partners, we were able to report strong operational performance and complete two strategic transactions that restructured our balance sheet and improved our liquidity position,” stated Renaud Adams, CEO. “Over the balance of the year, our operations will return to pre-COVID levels and we will complete all non-recurring capital projects at Rainy River and advance the development of the C-zone as we position the Company for free cash flow generation beginning in 2021. New Gold's future will be supported by profitable operations, a stronger balance sheet, and as our current hedges expire at year end, we will be fully exposed to the strengthened gold price.”

1.	"Total cash cost per gold equivalent ounce" and AISC per gold equivalent ounce" are calculated gold equivalent ounces sold
2.	See "Non-GAAP Measures" section of this press release.

Financial Highlights
	Q2 2020	Q2 2019	H1 2020	H1 2019
Revenue	128.5	155.1	270.8	323.0
Net earnings (loss), per share	(0.07)	(0.06)	(0.11)	(0.08)
Adj. net earnings (loss)[1] per share	$nil	(0.01)	(0.03)	(0.02)
Operating cash flow, per share	0.08	0.09	0.15	0.21
Adj. operating cash flow[1], per share	0.08	0.10	0.15	0.23
1. Refer to the “Non-GAAP Performance Measures” section of this press release.

•
Revenues for the quarter were $129 million and $271 million for the six-month period, a decrease compared to the prior year quarter due to a decrease in gold and copper sales volumes and a decrease in copper prices, partially offset by an increase in gold prices.

•
Operating expenses for the quarter and six-month period were lower than the prior-year period due to lower production. Additionally, for the three months ended June 30, 2020, operating expenses were positively impacted by the receipt of the Canada Emergency Wage Subsidy.

•
Net loss for the quarter was $46 million ($0.07 per share) and $74 million ($0.11 per share) for the six-month period, an increase in loss over the prior year quarter primarily due to lower other gains and losses. Other gains and losses for the quarter and six-month period includes a $38 million impairment loss on the reclassification of Blackwater as held for sale.

•
Adjusted net loss for the quarter was $3.3 million ($nil per share) and $21.1 million ($0.03 per share) for the six-month period, which is a decrease in loss over the prior year quarter, primarily due to lower operating expenses and lower depreciation and depletion, partially offset by lower revenue.

2020 Revised Operational Outlook

On April 15, 2020, the Company, via news release, which is available at www.sedar.com, withdrew annual guidance until the impact of COVID-19 was better understood. Our revised operational outlook for 2020 incorporates the lower than expected grades at New Afton over the balance of the year and the overall impact of COVID-19 at our operations as we continue to prioritize the safety of our employees and local and Indigenous communities. Unit costs and capital are expected to remain near planned levels. (refer to the Company's February 13, 2020 news release for original annual guidance information)

Following a two-week voluntary suspension at the Rainy River Mine due to COVID-19, the mine resumed operations at reduced levels to allow the non-local workforce to be safely reintroduced and is expected to achieve full capacity early in the third quarter. Development of the self-funded C-zone has returned to planned levels and exploration programs will be launched at both operations as permits are received.

In 2020, the Company reports production on a gold equivalent basis as well as on a per-metal basis. Cash costs and AISC will be reported on a per gold equivalent ounce basis. Throughout the year the Company will report gold equivalent ounces using a constant ratio of $1,500 per gold ounce, $17.75 per silver ounce and $2.85 per pound copper, and a foreign exchange rate of 1.35 Canadian dollars to the US dollar.

Operational Estimates	Rainy River	New Afton	2020 Revised Consolidated Guidance
Gold Produced (ounces)	222,000 - 232,000	62,000 - 72,000	284,000 - 304,000
Copper Produced (Mlbs)		65 - 75	65 - 75
Gold Eq. Produced (ounces)[1]	225,000 - 235,000	190,000 - 220,000	415,000 - 455,000
Operating expense per gold eq. ounce[1,4]	$920 - $980	$630 - $710	$780 - $860
Cash Costs per gold eq. ounce[1,4]	$920 - $980	$740 - $820	$830 - $910
Corporate G&A per gold eq. ounce[1]			$35 - $45
Depreciation and depletion per gold eq. ounce[1]	$540 - $600	$240 - $300	$400 - $460
All-in Sustaining Costs per gold eq. ounce[1,4]	$1,610 - $1,690	$1,080 - $1,160	$1,410 - $1,490
Capital Investment & Exploration Expense Estimates
Sustaining Capital & Sustaining Leases ($M)[4]	$145 - $160	$62 - $72	$207 - $232
Growth Capital ($M)[2,4]	$2 - $5	$70 - $85	$82 - $102
Exploration ($M)[3]	~$2	$4 - 8	$7 - 12
1. Gold equivalent ounces includes approximately 285,000 to 305,000 ounces of silver at Rainy River and approximately 295,000 to 315,000 ounces of silver at New Afton.
2. Consolidated growth capital includes ~$10-$12 million for Blackwater.
3. Exploration expense includes ~$1-$2 million of Corporate Exploration.
4. The revised operational outlook does not include any potential future receivable under the Canadian Emergency Wage Subsidy, which has been extended until December 2020.

Rainy River Outlook

•
Production estimates for the year have been lowered, primarily related to the impact of COVID-19 in the first half of the year, resulting in lower tonnes and slightly lower grades milled for the full year.

•	Cash costs and operating expense per gold eq. ounce for the year have been slightly increased primarily due to lower sales.
•
Total capital for the year has increased by less than $10 million due to a portion of the Tailings Management Area construction that was originally scheduled for completion in 2021, now planned for completion in 2020.

New Afton Outlook

•	Gold and copper production estimates for year have been lowered, primarily due to lower than planned gold and copper grades.
•	Cash costs and operating expense per gold eq. ounce for the year are expected to increase, primarily due to lower sales.
•	Total capital estimates remain consistent with original estimates, and it is expected that planned capital projects will be completed in the second half of the year.

Operational Highlights
	Q2 2020	Q2 2019	H1 2020	H1 2019	2020 Updated Guidance
Gold eq. production (ounces)[1]	98,079	132,556	201,514	255,820	415,000 - 455,000
Gold production (ounces)	64,294	85,216	131,084	164,614	284,000 - 304,000
Copper production (Mlbs)	16.9	21.6	35.4	41.1	65 - 75
Average realized gold price, per ounce[2]	1,516	1,304	1,485	1,302	-
Average realized copper price, per pound[2]	2.51	2.74	2.54	2.77	-
Operating expense, per gold eq. ounce	726	684	799	664	$780 - $860
Total cash costs, per gold eq. ounce[2]	773	740	849	717	$830 - $910
Depreciation and depletion per gold eq. ounce	445	432	478	445	$400 - $460
AISC, per gold eq. ounce[2]	1,283	1,087	1,370	1,085	$1,410 - $1,490
Sustaining capital and sustaining leases ($M)[2]	41.1	36.9	90.2	81.6	$207 - $232
Growth capital ($M)[2]	11.4	6.6	30.4	14.4	$85 - $103
1. Total gold equivalent ounces include silver and copper produced (excluding production from the Cerro San Pedro Mine) converted to a gold equivalent based on a ratio of $1,500 per gold ounce, $17.75 per silver ounce and $2.85 per copper pound. Throughout the year the company will report gold equivalent ounces using a constant ratio of those prices. All copper is produced by the New Afton Mine.
2. Refer to the “Non-GAAP Financial Performance Measures" section of this press release.

Rainy River Highlights
Rainy River Mine	Q2 2020	Q2 2019	H1 2020	H1 2019	2020 Revised Guidance
Gold eq. production (ounces)[1]	49,633	66,765	100,739	129,043	225,000 - 235,000
Gold eq. sold (ounces)	47,873	68,812	101,411	140,295	-
Gold production (ounces)	48,800	66,013	99,181	127,570	222,000 - 232,000
Gold sold (ounces)	47,064	68,042	99,846	138,737	-
Average realized gold price, per ounce	1,514	1,301	1,483	1,298	-
Operating expense, per gold eq. ounce	890	906	980	853	$920 - $980
Total cash costs, per gold eq. ounce	890	907	980	853	$920 - $980
Depreciation and depletion per gold eq. ounce	646	297	654	300	$540 - $600
AISC, per gold eq. ounce	1,567	1,314	1,666	1,322	$1,610 - $1,690
Sustaining capital and sustaining leases ($M)[2]	30.9	27.0	66.6	63.6	$145 - $160
Growth capital ($M)	0.1	2.8	0.2	6.6	$2 - $5
1. Gold equivalent ounces for Rainy River in Q2 2020 includes 70,394 ounces of silver converted to a gold equivalent based on a ratio of $1,500 per gold ounce and $17.75 per silver ounce.
2. Refer to the “Non-GAAP Financial Performance Measures" section of this press release.

Rainy River Mine	FY 2018	Q1 19	Q2 19	Q3 19	Q4 19	Q1 2020	Q2 2020
Tonnes mined per day (ore and waste)	108,392	111,679	114,544	111,078	136,124	127,684	126,512
Ore tonnes mined per day	33,687	15,739	21,368	18,220	19,485	26,012	23,101
Operating waste tonnes per day	47,128	62,955	82,488	75,206	74,020	75,596	72,575
Capitalized waste tonnes per day	25,576	32,986	10,688	17,652	42,619	26,077	30,836
Total waste tonnes per day	74,705	95,941	93,176	92,858	116,639	101,673	103,411
Strip ratio (waste: ore)	2.22	6.10	4.36	5.10	5.99	3.91	4.48
Tonnes milled per calendar day	17,934	19,725	21,117	24,500	22,521	18,441	23,880
Gold grade milled (g/t)	1.25	1.19	1.15	1.14	0.85	1.03	0.78
Gold recovery (%)	86	90	93	91	91	90	89
Mill availability (%)	77	89	88	88	89	91	90
Gold production (oz)	227,284	61,557	66,013	75,080	51,122	50,381	48,800
Gold eq. production[1] (oz)	230,349	62,278	66,765	76,092	51,915	51,106	49,633
1. Gold equivalent ounces for Rainy River in Q2 2020 includes 70,394 ounces of silver converted to a gold equivalent based on a ratio of $1,500 per gold ounce and $17.75 per silver ounce.

•
The Rainy River mine resumed operations on April 3, after a temporary two-week shutdown that allowed the workforce to complete a 14-day period of self-isolation following travel outside of Canada related to COVID-19. Following the recent approval by Health Canada, three rapid testing devices were procured and have been received on site. Currently, a period of training and calibrating is underway prior to being rolled out for permanent use. These devices will initially test for the virus and provide results within three hours of testing, adding another level of protection against the transmission of COVID-19 as we continue to prioritize the safety and well-being of our employees and our local and Indigenous communities.

•
Early in the second quarter, the mine utilized its local workforce and gradually began to safely reintroduce a portion of the non-local workforce to advance the ramp-up of operations. During the quarter, the open pit averaged 126,512 tonnes per day. Mining productivity increased during the quarter from approximately 100,000 tonnes per day in early April to approximately 140,000 tonnes per day in June, achieving pre-suspension productivity levels. Most of the non-local workforce has now been reintegrated and it is expected that the mine will complete the ramp-up to full capacity early in the third quarter.

•
For the second quarter, gold eq. production was 49,633 ounces (48,800 ounces of gold and 70,394 ounces of silver), which was lower than plan. Production was impacted by reduced mine productivity as described above, resulting in the processing of a higher than planned proportion of the medium grade ore from stockpile and pit rehandling. The averaged grade processed for the quarter was 0.78 grams per tonne at gold recovery of 89%. For the six-month period, production was 100,739 gold eq. ounces (99,181 ounces of gold and 131,659 ounces of silver).

•
Operating expenses and total cash costs were $890 per gold eq. ounce for the quarter, which is a decrease from the prior year quarter primarily due to an increase in capital waste tonnes mined, improved operational performance, as well as the receipt of the Canada Emergency Wage Subsidy which positively impacted operating expenses in the quarter. For the six-month period, operating expense per gold eq. ounce was $980, an increase over the prior year period due to lower production and sales as a result of planned lower grade ore mined and processed.

•
Depreciation and depletion was $646 per gold eq. ounce for the quarter, and $654 per gold eq. ounce for the six-month period, an increase from the prior-year period primarily due to decreased reserves and shorter mine life when compared to the prior year.

•
Sustaining capital and sustaining lease payments for the quarter were $30.9 million and $66.6 million for the six-month period including $5.9 million, and $12.5 million of capitalized mining costs, respectively. During the quarter, key capital projects were advanced including a planned tailings dam raise, wick drain installation for stabilization of the east waste dump, final stage construction of the maintenance and warehouse facilities, as well as the commissioning of a bio-chemical reactor (BCR2) to allow clean water discharge. It is expected that all key construction projects will be substantially completed by the end of the third quarter with all planned capital projects expected to be completed by year end. A small portion of the Tailings Management Area (TMA) construction that was originally scheduled for completion in 2021 is now planned for completion in 2020, thereby reducing planned capital requirements for 2021.

•
AISC were $1,567 per gold eq. ounce for the quarter, which is an increase from the prior-year quarter, due to the increase in sustaining capital spend and lower gold eq. ounces sold in the quarter. For the six-month period, AISC were $1,666 per gold eq. ounce, an increase over the prior year period due to higher sustaining capital spend and lower gold eq. ounces sold in the period.

•	During the quarter, approximately 2.1 million ore tonnes and 9.4 million waste tonnes (including 2.8 million capitalized waste tonnes) were mined from the open pit at an average strip ratio of 4.48:1.
•
Since the April 3 restart, the mill has ramped up to full capacity, achieving an average run rate of approximately 24,700 tonnes per day, including downtime during the quarter, primarily to complete a liner change as well as other maintenance related to the SAG mill. Mill availability for the quarter averaged 90%, in line with plan.

New Afton Highlights
New Afton Mine	Q2 2020	Q2 2019	H1 2020	H1 2019	2020 Revised Guidance
Gold eq. production (ounces) [1]	48,446	65,791	100,775	126,777	190,000 - 220,000
Gold eq. sold (ounces)	43,517	55,717	93,915	118,933	-
Gold production (ounces)	15,494	19,203	31,903	37,044	62,000 - 72,000
Gold sold (ounces)	13,789	16,142	29,780	34,759	-
Copper production (Mlbs)	16.9	21.6	35.4	41.1	65 - 75
Copper sold (Mlbs)	15.3	18.3	33.0	38.6	-
Average realized gold price, per ounce	1,520	1,314	1,490	1,321	-
Average realized copper price, per pound	2.51	2.74	2.54	2.77	-
Operating expense, per gold eq. ounce	545	409	604	441	$630 - $710
Total cash costs, per gold eq. ounce	644	534	707	557	$740 - $820
Depreciation and depletion per gold eq. ounce	217	596	280	614	$240 - $300
AISC, per gold eq. ounce	881	711	962	712	$1,080 - $1,160
Sustaining capital and sustaining leases ($M)[2]	10.0	9.7	23.4	17.7	$62 - $72
Growth capital ($M)	10.4	2.8	21.2	5.4	$70 - $85
1. Gold equivalent ounces for New Afton in Q2 2020 includes 16.9 pounds of copper and 63,889 ounces of silver converted to a gold equivalent based on a ratio of $1,500 per gold ounce, $2.85 per copper pound and $17.75 per silver ounce.
2. Refer to the “Non-GAAP Financial Performance Measures" section of this press release.

New Afton Mine	FY 2018	Q1 19	Q2 19	Q3 19	Q4 19	Q1 2020	Q2 2020
Tonnes mined per day (ore and waste)	16,156	15,824	16,357	15,773	14,539	16,727	15,358
Tonnes milled per calendar day	14,668	14,759	14,992	15,572	15,861	15,377	14,240
Gold grade milled (g/t)	0.53	0.50	0.53	0.43	0.42	0.45	0.46
Gold recovery (%)	85	83	83	80	79	81	81
Gold production (oz)	77,329	17,841	19,203	16,007	15,734	16,409	15,494
Copper grade milled (%)	0.87	0.80	0.86	0.76	0.70	0.73	0.72
Copper recovery (%)	83	83	83	84	81	82	83
Copper production (Mlbs)	85.1	19.5	21.6	20.1	18.3	18.5	16.9
Mill availability (%)	98	98	97	96	98	98	92
Gold eq. production[1] (oz)	279,755	60,986	65,791	52,807	49,507	52,329	48,446
1. Gold equivalent ounces  for New Afton in Q2 2020 includes 16.9 million pounds of copper and 63,889 ounces of  silver converted to a gold equivalent based on a ratio of $1,500 per gold ounce, $2.85 per copper pound and  $17.75 per silver ounce.

•	The New Afton Mine reached a significant safety milestone, achieving 3 million person-hours lost-time injury-free.
•
The mine produced 48,446 gold eq. ounces for the quarter (15,494 ounces of gold, and 16.9 million pounds of copper), below plan primarily due to lower copper and gold grades. During the quarter, scheduled mine and mill shutdowns were completed for maintenance, including the replacement of 2 kilometers of underground conveyor belts and replacement of SAG mill liners, with the original completion date extended due to COVID-19 safety protocols. There are no further planned major shutdowns expected over the balance of the year.

•
Operating expense per gold eq. ounce were $545 for the quarter, and $604 per gold eq. ounce for the six-month period. Operating expense per gold eq. ounce has increased as compared to the prior year period due to lower gold and copper production and sales as a result of lower grades, partially offset by the receipt of the Canada Emergency Wage Subsidy.

•
Total cash costs were $644 per gold eq. ounce for the quarter and $707 per gold eq. ounce for the six-month period. Total cash costs per gold eq. ounce have increased as compared to the prior year period, driven by lower equivalent sales in the quarter.

•
Depreciation and depletion was $217 per gold eq. ounce for the quarter and $280 for the six-month period, which is a decrease from the prior-year periods as a result of the inclusion of C-zone reserves in its depletion base and a longer mine life.

•
Sustaining capital and sustaining lease payments for the quarter were $10.0 million and for the six-month period were $23.4 million, primarily related to B3 mine development and advancement of the planned tailings dam raise.

•
AISC were $881 per gold eq. ounce for the quarter and $962 per gold eq. ounce for the six-month period, which is an increase compared to prior year periods primarily driven by lower gold eq. ounces sold as a result of lower gold and copper production in the quarter.

•
Growth capital was $10.4 million for the quarter and $21.2 million for the six-month period. Growth capital in the quarter  is primarily related to C-zone development and detailed engineering, earthworks, associated with concrete, lime system and starting steel erection of the Thickened and Amended Tailings ("TAT") project.

•	During the quarter, total development towards the B3 and C-zone advanced by approximately 1,253 metres, achieving 95% of planned levels year to date.
•	The underground mine averaged 15,358 tonnes per day for the quarter, the lower production was primarily due to a planned maintenance shutdown.
•
The mill averaged 14,240 tonnes per day for the quarter, including the maintenance shutdowns as described above, at an average gold and copper grade of 0.46 grams per tonne gold and 0.72% copper, respectively, with gold and copper recoveries of 81% and 83%, respectively, in-line with plan.

•
During the quarter, the mill continued to process lower than planned copper and gold grades as the mine continued to experience lower grades mined during the quarter. The 2020 and 2021 mine plans incorporate multiple sources of mined ore, including depletion of the east and west caves and rehabilitation and pillar recoveries of medium-high grade zones. In the first and second quarters of 2020, higher than expected dilution was experienced in portions of the east and west caves. Additionally, the rehabilitation and pillar recovery productivities were lower than planned contributing to the lower grades mined in the first half of the year. Management continues to work on optimization scenarios, but based on current information, lower grades are expected to continue over the balance of the year and potentially into 2021 as we complete mining in these areas. It is not expected that the lower grades currently being experienced in the east and west cave zones will be encountered in the SLC, B3 and C-zones. Ore extraction from the B3 cave is expected to begin in second half of 2021.

•
Exploration activities in the quarter included underground delineation drilling on the East Extension zone and refinement of exploration targets for the planned drilling campaign within the Cherry Creek Trend area.

Second Quarter 2020 Conference Call and Webcast

The Company will host an earnings call and webcast on Thursday, July 30, 2020 at 08:30 AM Eastern Time to discuss the financial results. Details are provided below:

•	Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://onlinexperiences.com/Launch/QReg/ShowUUID=760E8780-16EE-4E71-A923-6C796959BE5A
•	Participants may also listen to the conference call by calling toll free 1-833-502-0493, or 1-778-560-2562 outside of the U.S. and Canada.
•
A recorded playback of the conference call will be available until by calling toll free 1-800-585-8367, or 1-416-621-4642 outside of the U.S. and Canada, passcode 3546224. An archived webcast will also be available until August 30, 2020 at www.newgold.com.

About New Gold Inc.
New Gold is a Canadian-focused intermediate gold mining company with a portfolio of two core producing assets in Canada, the Rainy River and New Afton Mines as well as the 100% owned Blackwater development project. The Company announced on June 9, 2020 that it entered into a definitive agreement with Artemis Gold Inc. to divest its Blackwater Project for C$190 million in cash, an 8% gold stream and a C$20 million equity stake in Artemis. The Company also operates the Cerro San Pedro Mine in Mexico (in reclamation).  New Gold’s vision is to build a leading diversified intermediate gold company based in Canada that is committed to environment and social responsibility. For further information on the Company, visit www.newgold.com.
For further information, please contact:

Anne Day
Vice President, Investor Relations
Direct: +1 (416) 324-6003
Email: anne.day@newgold.com

Cautionary Note Regarding Forward-Looking Statements
Certain information contained in this news release, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this news release include, among others: the Company’s ability to complete the divestiture of the Blackwater Project to Artemis Gold Inc. on the terms described herein or at all; operations returning to pre-COVID levels; the Company completing all non-recurring capital projects at Rainy River, which will position the Company for free cash flow generation beginning in 2021; New Gold’s exposure to the strengthened gold price; the roll out of rapid COVID-19 testing devices at the Rainy River Mine; the Company’s anticipated course of action at the Rainy River mine and the re-integration of the local workforce; the Company’s expectations with respect to the key construction projects, including the TMA, at the Rainy River Mine; there being no major planned shutdowns at the New Afton Mine for the remainder of the year; the Company’s expectations with respect to the copper and gold grades being processed through the mill at the New Afton Mine; the Company’s expectations with respect to the grades encountered in the SLC, B3 and C-zones; Ore extraction from the B3 cave beginning in second half of 2021; the Company’s ability to reduce the risk of the spread of COVID-19; and statements under the heading “2020 Revised Operational Outlook”.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold’s latest annual management’s discussion and analysis (“MD&A”), its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations other than as set out herein; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the New Afton Mine, Rainy River Mine and Blackwater project being consistent with New Gold’s current expectations, particularly in the context of the outbreak of COVID-19; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments during the applicable regulatory processes; (9) there being no cases of COVID-19 in the Company’s workforce at either the Rainy River or New Afton Mine and the assumption that no additional members of the workforce are expected to be required to self-isolate due to cross-border travel to the United States or any other country; (10) the responses of the relevant governments to the COVID-19 outbreak being sufficient to contain the impact of the COVID-19 outbreak; (11) there being no material disruption to the Company’s supply chains and workforce that would interfere with the Company’s anticipated course of action at the Rainy River Mine, including the reintegration of the local workforce, the roll out of rapid COVID-19 testing devices and the completion of key construction projects, including the TMA, on the timing described herein or at all; (12) the long-term economic effects of the COVID-19 outbreak not having a material adverse impact on the Company’s operations or liquidity position; and (13) the Company being able to complete the divestiture of the Blackwater Project to Artemis Gold Inc. on the terms described herein.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States and, to a lesser extent, Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of mineral reserves and mineral resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; there being cases of COVID-19 in the Company’s workforce at either the Rainy River or New Afton Mine, or both; the Company’s workforce at either the Rainy River Mine or the New Afton Mine, or both, being required to self-isolate due to cross-border travel to the United States or any other country; the responses of the relevant governments to the COVID-19 outbreak not being sufficient to contain the impact of the COVID-19 outbreak; disruptions to the Company’s supply chain and workforce due to the COVID-19 outbreak; an economic recession or downturn as a result of the COVID-19 outbreak that materially adversely affects the Company’s operations or liquidity position; the Company’s not being ability to complete the divestiture of the Blackwater Project to Artemis Gold Inc. on the terms described herein or at all; the Company experiencing a material delay in completing all non-recurring capital projects at Rainy River; a delay in ore extraction from the B3 cave beginning in second half of 2021; difficulties in the reintegration of the local workforce at the Rainy River Mine due to various factors. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses  (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s Annual Information Form, MD&A and other disclosure documents filed on and available at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information
The scientific and technical information contained herein has been reviewed and approved by Eric Vinet, Vice President, Technical Services of New Gold. Mr. Vinet is a Professional Engineer and member of the Ordre des ingénieurs du Québec. He is a "Qualified Person" for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources
This news release was prepared in accordance with Canadian standards for reporting of mineral resource estimates, which differ in some respects from United States standards. In particular, and without limiting the generality of the foregoing, the terms “inferred mineral resources,” “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced in this news release are Canadian mineral disclosure terms as defined in accordance with NI 43-101 under the guidelines set out in the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines, May 2014 (the “CIM Standards”). Until recently, the CIM Standards differed significantly from standards in the United States. The U.S. Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7, which will be rescinded from and after the required compliance date of the SEC Modernization Rules. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding definitions under the CIM Standards, as required under NI 43-101. Accordingly, during this period leading up to the compliance date of the SEC Modernization Rules, information regarding mineral resources or mineral reserves contained or referenced in this news release may not be comparable to similar information made public by United States companies. Readers are cautioned that “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies, except in limited circumstances. The term “resource” does not equate to the term “reserves”. Readers should not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. Readers are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Non-GAAP Financial Performance Measures
All-in sustaining costs (AISC) per gold eq. ounce, total cash costs per gold ounce and per gold eq. ounce, sustaining capital, sustaining lease and growth capital, Adjusted net earnings/(loss), operating cash flows generated from operations, before changes in non-cash operating working capital and average realized price and are non-GAAP financial measures that do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. In addition, certain non-GAAP measures are utilized, along with other measures, in the Company scorecard to set incentive compensation goals and assess performance of its executives.

All-In Sustaining Costs per Gold eq. Ounce

"All-in sustaining costs per gold eq. ounce” is a non-GAAP financial measure. Consistent with guidance announced in 2013 by the World Gold Council, an association of various gold mining companies from around the world New Gold defines "all-in sustaining costs" per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, lease payments that are sustaining in nature, and environmental reclamation costs, all divided by the ounces of gold eq. sold to arrive at a per ounce figure.

In addition to gold the Company produces copper and silver. Gold eq. ounces of copper and silver produced or sold in a quarter are computed by calculating the ratio of the average spot market copper and silver prices to the average spot market gold price in a quarter and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter. Gold eq. ounces produced or sold in a period longer than one quarter are calculated by adding the number of gold eq. ounces in each quarter of that period. In 2020 the Company will report gold eq. ounces using a consistent ratio. Notwithstanding the impact of copper and silver sales, as a Company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business.

New Gold believes this non-GAAP financial measure provides further transparency into costs associated with producing gold and assists analysts, investors and other stakeholders of the Company in assessing the Company's operating performance, its ability to generate free cash flow from current operations and its overall value. This data is furnished to provide additional information and is a non-GAAP financial measure. All-in sustaining costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

Sustaining Capital and Sustaining Lease

"Sustaining capital" is a non-GAAP financial measure as well as “sustaining lease”. New Gold defines sustaining capital as net capital expenditures that are intended to maintain operation of its gold producing assets. A sustaining lease is similarly a capital lease payment that is sustaining in nature. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are non-sustaining or growth capital. Management uses sustaining capital and other sustaining costs, to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs. Sustaining capital and sustaining lease are intended to provide additional information only, does not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Growth Capital

"Growth capital" is a non-GAAP financial measure. New Gold terms non-sustaining capital costs to be “growth capital”, which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. To determine growth capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are sustaining capital. Growth capital is intended to provide additional information only, does not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Total Cash Costs

"Total cash costs per ounce” and total cash costs per gold eq. ounce are non-GAAP financial measures which are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash costs on a sales basis. The Company believes that certain investors use this information to evaluate the Company's performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. This measure, along with sales, is considered to be a key indicator of the Company's ability to generate operating earnings and cash flow from its mining operations. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Total cash costs per gold ounce are net of by-product sales and are divided by gold ounces sold to arrive at a per ounce figure. Total cash costs per gold eq. ounce are divided by gold eq. ounces sold to arrive at a per ounce figure. Unless otherwise indicated, all total cash cost information in this news release is on a gold eq. ounce basis. Gold eq. ounces of copper and silver produced in a quarter are computed by calculating the ratio of the average spot market copper and silver prices to the average spot market gold price in a quarter and multiplying this ratio by the pounds of copper and silver ounces produced during that quarter. Gold eq. ounces produced in a period longer than one quarter are calculated by adding the number of gold eq. ounces in each quarter of that period. In 2020 the Company will report gold eq. ounces using a consistent ratio. This data is furnished to provide additional information and is a non-GAAP financial measure. Total cash costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under GAAP.

Adjusted Net Earnings/(Loss)

"Adjusted net earnings/(loss)" and "adjusted net earnings/(loss) per share" are non-GAAP financial measures. Net earnings/(loss) have been adjusted and tax affected for the group of costs in "Other gains and losses" on the condensed consolidated income statement and other nonrecurring items. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings/(loss) from continuing operations. The Company uses this measure for its own internal purposes. Management's internal budgets and forecasts and public guidance do not reflect items which are included in other gains and losses. Consequently, the presentation of adjusted net earnings and adjusted net earnings per share enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings and adjusted net earnings per share based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies. Adjusted net (loss)/earnings and adjusted net (loss)/earnings per share are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS.

Operating Cash Flows Generated from Operations, before Changes in Non-Cash Operating Working Capital

“Operating cash flows generated from operations, before changes in non-cash operating working capital” is a non-GAAP financial measure with no standard meaning under IFRS, which excludes changes in non-cash operating working capital. Management uses this measure to evaluate the Company’s ability to generate cash from its operations before temporary working capital changes.

Operating cash flows generated from operations, before non-cash changes in working capital is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

Average Realized Price

"Average realized price per ounce or pound sold" is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold, silver, and copper sales. Average realized price is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

For additional information with respect to the non-GAAP measures used by the Company, including reconciliation to the nearest IFRS measures, refer to the detailed non-GAAP performance measure disclosure in the Management’s Discussion and Analysis for the three months ended June 30, 2020 filed at www.sedar.com and on EDGAR at www.sec.gov.